  EXHIBIT 99.2
INTELLIPHARMACEUTICS INTERNATIONAL INC.

Report of Voting Results

This report is being filed pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations and discloses the voting results for each matter voted upon at the annual meeting of shareholders of Intellipharmaceutics International Inc. (the “Corporation”) held on April 18, 2017 (the “Meeting”). The total number of shares represented in person or by proxy at the Meeting was 20,316,597 or 67.38% of the total issued and outstanding shares of the Corporation.

	Description of Matter	Outcome of Vote
1.
Resolution to elect six directors, being Dr. Isa Odidi, Dr. Amina Odidi, John Allport, Bahadur Madhani, Dr. Kenneth Keirstead and Dr. Eldon R. Smith, as proposed in the management information circular for the Meeting.

The six nominees were elected as directors of the Corporation to serve until the next annual meeting of shareholders or until their successors are elected or appointed. This vote was conducted by a show of hands. The scrutineer’s report on voting results is attached as Schedule “A” hereto.

2.	Resolution to reappoint auditor and to authorize the directors to fix the remuneration thereof, as proposed in the management information circular for the Meeting.
MNP LLP was reappointed auditor of the Corporation until the next annual meeting of shareholders and the directors were authorized to fix the remuneration to be paid to the auditor. This vote was conducted by a show of hands. The scrutineer’s report on voting results is attached as Schedule “A” hereto.

DATED as of the 18th day of April, 2017.

INTELLIPHARMACEUTICS INTERNATIONAL INC.

(signed) Domenic Della Penna
Domenic Della Penna
Chief Financial Officer

SCHEDULE “A”

INTELLIPHARMACEUTICS INTERNATIONAL INC.
ANNUAL MEETING OF SHAREHOLDERS
APRIL 18, 2017

VOTING RESULTS

Resolution #1:

On a show of hands, the Chairman declared that the shareholders ratified the Election of directors for all nominees listed below:

Proxy Tabulated:
	For	Withheld
Dr. Isa Odidi	8,536,724	1,628,780
Dr. Amina Odidi	8,531,494	1,634,010
John Allport	8,700,998	1,464,506
Bahadur Madhani	8,848,148	1,317,356
Dr. Kenneth Keirstead	8,861,388	1,304,116
Dr. Eldon R. Smith	8,855,937	1,309,567

Resolution #2:

On a show of hands, the Chairman declared that the shareholders ratified the reappointment of MNP LLP, Chartered Professional Accountants, as the auditor of the Company and to authorize the directors to fix the auditor’s remuneration.

Proxies Tabulated:
For:	19,776,477
Withheld:	429,540
Total:	20,206,017

Dated this 18th day of April, 2017.

CST TRUST COMPANY

(signed) Christopher de Lima Christopher de Lima	(signed) Carol Pineda Carol Pineda